Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                August 17, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1328
         Guggenheim Investment Grade Corporate Trust 3-7 Year, Series 1
                       File Nos. 333-204275 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment letter dated June 16, 2015 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1328, filed on May 18, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Guggenheim Investment Grade Corporate Trust 3-7 Year, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The first sentence in this section states that the Trust will primarily invest in corporate debt obligations "generally" maturing in 3 to 7 years. Please delete the term "generally" from this disclosure.

     Response: The disclosure has been revised in response to this comment.

     2. The second paragraph of this section identifies the types of securities that will be held in the Trust portfolio, and includes "corporate instruments." Please define "corporate instruments" in this section. Also, this paragraph states that "at least 80% of the portfolio consists of investment-grade corporate debt obligations maturing in 3-7 years." Please revise this disclosure to state that the Trust invests at least 80% of the value of its assets in this type of security. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Also, please provide the credit quality and maturity policies for the remaining 20% of the Trust portfolio.

     Response: The reference to "corporate instruments" has been removed. In addition, the 80% policy has been revised in response to this comment and a sentence has been added disclosing that the Trust intends to invest 100% of the value of its assets in investment-grade corporate debt obligations maturing in approximately 3-7 years.

     3. The second paragraph of this section also discusses the Trust's unrated corporate debt holdings. Please revise this section to clarify that, for purposes of the Trust's 80% policy, the sponsor determines that any unrated corporate debt obligations held by the Trust, if rated by a nationally recognized rating service, would be rated investment-grade. Please make a similar revision to the first bullet point in the "Debt Obligation Selection" section of the Investment Summary.

     Response: The disclosures have been revised in response to this comment.

     4. The third paragraph in this section states that the Trust intends to pay monthly interest distributions, and "expects to prorate the interest distributed on an annual basis." Please clarify how the Trust will prorate interest distributions on an annual basis, and provide an example.

     Response: The paragraph has been deleted from this section. The "Distributions" section has been revised to clarify how interest distributions are prorated.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren